

SECURITIES AND EXCHANGE COMMISSION

02006641

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
FEB 2 8 2002
PROCESSING

SEC FILE NUMBER

8- 52207

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Evergreen Associates

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2030 Old Dixie Highway, Suite One
(No. and Street)

Vero Beach, (City) Florida (State) 32962 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol H. Whitehouse, Financial Operations (772) 460-8086
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lexow Brackins Koffler, CPA's
(Name — *if individual, state last, first, middle name*)

2031 Indian River Blvd., (Address) Vero Beach (City) Florida (State) 32960 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carol H. Whitehouse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Evergreen Associates, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Financial Operations

Title

Notary Public



Michelle Todd
MY COMMISSION # CC788612 EXPIRES
November 5, 2002
BONDED THRU TROY FAIN INSURANCE, INC.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEXOW BRACKINS KOFFLER
(A PARTNERSHIP OF PROFESSIONAL ASSOCIATIONS)
CERTIFIED PUBLIC ACCOUNTANTS
2031 INDIAN RIVER BOULEVARD
VERO BEACH, FLORIDA 32960
PHONE: (561) 562-6526
FAX: (561) 778-8676
E-MAIL: AJBRACKINSCPA@AOL.COM

PARTNERS
A.J. BRACKINS, C.P.A.
DENNIS J. KOFFLER, C.P.A.
CLAUSSON P. LEXOW, C.P.A.

MEMBERS
PRIVATE COMPANIES
PRACTICE SECTION—
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

February 13, 2002

Wrenn Associates, Inc. d/b/a
Evergreen Associates
Vero Beach, Florida

In planning and performing our audit of the financial statements of Evergreen Associates for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Evergreen Associates that we considered relevant to the objectives stated in Rule 17a-5(g),(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3. The Company was in compliance with the conditions of the exemption and no facts came to our attention indicating that such conditions had not been complied with during the period. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recondition of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure on the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under The Securities Exchange Act of 1934 and should not be used for any other purpose.



CERTIFIED PUBLIC ACCOUNTANTS

WRENN ASSOCIATES, INC.
D/B/A
EVERGREEN ASSOCIATES
Vero Beach, Florida

INDEPENDENT AUDITORS' REPORT,

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2001

WRENN ASSOCIATES, INC.
D/B/A
EVERGREEN ASSOCIATES
Vero Beach, Florida

INDEPENDENT AUDITORS' REPORT,

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2001

LEXOW BRACKINS KOFFLER
(A PARTNERSHIP OF PROFESSIONAL ASSOCIATIONS)
CERTIFIED PUBLIC ACCOUNTANTS
2031 INDIAN RIVER BOULEVARD
VERO BEACH, FLORIDA 32960
PHONE: (561) 562-6526
FAX: (561) 778-8676
E-MAIL: AJBRACKINSCPA@AOL.COM

PARTNERS
A.J. BRACKINS, C.P.A.
DENNIS J. KOFFLER, C.P.A.
CLAUSSON P. LEXOW, C.P.A.

MEMBERS
PRIVATE COMPANIES
PRACTICE SECTION—
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

February 13, 2002

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Wrenn Associates, Inc. d/b/a
Evergreen Associates
Vero Beach, Florida

We have audited the accompanying statement of financial condition of Wrenn Associates, Inc. d/b/a Evergreen Associates as of December 31, 2001, and the related statements of loss, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wrenn Associates, Inc., d/b/a Evergreen Associates as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



CERTIFIED PUBLIC ACCOUNTANTS

WRENN ASSOCIATES, INC.
D/B/A/
EVERGREEN ASSOCIATES

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash in bank	$ 36,016
Office equipment less accumulated depreciation of $88	1,788
	$ 37,804

LIABILITIES

Liabilities:	
Accounts payable - trade	$ 794
Total liabilities	794

STOCKHOLDER'S EQUITY

Capital stock	60,500
Accumulated deficit	(23,490)
Total stockholder's equity	37,010
	$ 37,804

Read the Accompanying Auditors Report and Notes to Financial Statements

WRENN ASSOCIATES, INC.
D/B/A
EVERGREEN ASSOCIATES

STATEMENT OF LOSS

Year Ended December 31, 2001

Revenue	$ 0
Operating expenses	15,940
Net loss	$ 15,940

Read the Accompanying Auditors Report and Notes to Financial Statements

WRENN ASSOCIATES, INC.
D/B/A
EVERGREEN ASSOCIATES

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2001

	Capital Stock	Accumulated Deficit	Total
Balance, December 31, 2000	$ 60,500	$ (7,550)	$ 52,950
Net loss, Year ended December 31, 2001	0	(15,940)	(15,940)
Balance, December 31, 2001	$ 60,500	$ (23,490)	$ 37,010

Read the Accompanying Auditors Report and Notes to Financial Statements

WRENN ASSOCIATES, INC
D/B/A
EVERGREEN ASSOCIATES

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year Ended December 31, 2001

Balance, December 31, 2000	$ 0
Balance, December 31, 2001	$ 0

Read the Accompanying Auditors Report and Notes to Financial Statements

WRENN ASSOCIATES, INC.
D/B/A
EVERGREEN ASSOCIATES

STATEMENT OF CASH FLOWS

Year Ended December 31, 2001

Cash Flows From Operating Activities:	
Net loss	$ (15,940)
Adjustments to net loss to determine cash flows used in operating activities:	
Depreciation	88
Increase in accounts payable	794
Cash flows (used) in operating activities	15,058
Cash flows from investing activities:	
Purchase of office equipment	(1,877)
Decrease in cash	(16,935)
Cash in bank, December 31, 2000	52,951
Cash in bank, December 31, 2001	$ 36,016

Read the Accompanying Auditors Report and Notes to Financial Statements

WRENN ASSOCIATES, INC.
D/B/A
EVERGREEN ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2001

Note 1 - Summary of Significant Accounting Policies:

General:

The Company was incorporated on October 4, 1999. The Company was registered as a broker or dealer with the Securities and Exchange Commission on December 10, 1999, subject to approval for membership in a self-regulatory organization (a national securities exchange registered under Section 6, or a securities association registered under Section 15A of the Securities exchange Act of 1934.) Evergreen Associates was approved for membership in NASD on April 19, 2000, and was authorized to commence business operations. The Company entered into a fully disclosed clearing agreement with Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation on July 26, 2000. The Company has not commenced active operations as of December 31, 2001.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. This could affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. These estimates involve judgements with respect to various items including future economic factors that are difficult to predict and are beyond the control of the Company. Therefore actual results could differ from these estimates.

Income Taxes:

Income tax expense is based on pretax financial accounting income and includes deferred taxes, when applicable, for the effects of timing differences between financial accounting income and taxable income.

Exemption from Rule 15c3-3:

The Company claims exemption from the Reserve Requirements of Rule 15c3-3 of the Securities Exchange Act of 1934, under Section (k)(2) of that rule.

Note 2 - Stockholder's Equity:

The following is a reconciliation of stockholder's equity as reported in the December 31, 2001, unaudited FOCUS report and in the accompanying financial statements.

As reported in FOCUS Report	$ 39,692
Loss: Audit adjustments	$ (2,682)
As reported in accompanying financial statements	$ 37,010

Note 3 - Net Capital Requirements:

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange act of 1934, the Company is required to maintain net capital, as defined, under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The rule provides for restrictions on operations if the ratio of aggregate indebtedness, as defined, to net capital exceeds 10 to 1. At December 31, 2001, the Company had net capital and net capital requirements of $35,222 and $5,000 respectively.

Note 4 - Income Taxes:

The Company has a net operating loss available for carryover to future years to be applied against future taxable income in the amount of $23,490.

WRENN ASSOCIATES, INC.
D/B/A
EVERGREEN ASSOCIATES

SCHEDULE 1–COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2001

Net Capital:		
Total stockholder's equity	$	37,010
Unallowable assets		(1,788)
Net Capital		35,222
Minimum capital required - The greater of $5,000 or 6 2/3% of aggregate indebtedness	$	5,000
Net Capital in Excess of Minimum Requirement	$	30,222
Aggregate indebtedness	$	794
Ratio of aggregate indebtedness to Net Capital		.0225 to 1
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2001)		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$	38,215
Less: Audit adjustments		(2,682)
Other		(311)
Net capital per computation, December 31, 2001	$	35,222